October 4, 2006

Via Overnight Mail and SEC Correspondence
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

From:
          James W. Margulies
          Chief Financial Officer
       Industrial Enterpirses of America, Inc.
          CIK 0001059677

Attention: William Choi
Branch Chief, Division of Corporate Finance

Re: Form RW Withdrawl of Form 10SB12B filed on September 29, 2006
Acc-No. 0001354717-06-000066 (34 Act)
File No. 001-32881
Proper Form Type: NT 10-K

Dear Mr. Choi:

On behalf of Industrial Enterprises of America, Inc, a Nevada corporation (the “Company”), we are hereby transmitting this RW request concerning the Form 10SB12B for the Filed on September 29, 2006 as it was inadvertently filed under the incorrect Form type. It was intended to be a form NT 10K which we will be refiling immediately.

We request that this filing be withdrawn pursuant to Securities Act Rule 477.

If you have any questions, please feel free to contact me at (216) 514-5999 at your earliest convenience if any additional comments will be forthcoming.

Very truly yours,

/s/ James W. Margulies
James W. Margulies,
                             Chief Financial Officer